Exhibit 99.1

PNI Digital Media Inc.

Consolidated Financial Statements
September 30, 2012

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for the integrity and fair presentation of the financial information contained in this annual report. Where appropriate, the financial information, including financial statements, reflects amounts based on the best estimates and judgments of management. The financial statements have been prepared in accordance with accounting principles generally accepted in Canada. Financial information presented elsewhere in the annual report is consistent with that disclosed in the financial statements.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. The system of controls is also supported by a professional staff of internal auditors who conduct periodic audits of many aspects of our operations and report their findings to management and the Audit Committee.

Management has a process in place to evaluate internal control over financial reporting based on the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control - Integrated Framework.

The Board of Directors oversees management’s responsibility for financial reporting and internal control systems through an Audit Committee, which is composed entirely of independent directors. The Audit Committee meets periodically with management, our internal auditors and independent auditors to review the scope and results of the annual audit and to review the financial statements and related financial reporting and internal control matters before the financial statements are approved by the Board of Directors and submitted to the shareholders. PricewaterhouseCoopers LLP, an independent registered public accounting firm, appointed by the shareholders, have audited our financial statements in accordance with Canadian generally accepted auditing standards and have expressed their opinion in the auditor’s report.

Kyle Hall	Cameron Lawrence
Chief Executive Officer	Chief Financial Officer
Vancouver, Canada

January 7, 2013

To the Shareholders of PNI Digital Media Inc.

We have audited the accompanying consolidated financial statements of PNI Digital Media Inc. and its subsidiaries, which comprise the consolidated balance sheets as at September 30, 2012, September 30 2011 and October 1, 2010 and the consolidated statements of operations and comprehensive income (loss), statements of changes in equity and cash flows for the years ended September 30, 2012 and September 30, 2011 and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board; and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards also require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. We were not engaged to perform an audit of the company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of PNI Digital Media Inc. and its subsidiaries as at September 30, 2012, September 30, 2011 and October 1, 2010 and their financial performance and their cash flows for the years ended September 30, 2012 and September 30, 2011 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Signed "PricewaterhouseCoopers LLP"

Chartered Accountants
Vancouver, B.C
January 7, 2013

PNI Digital Media Inc.
Consolidated Balance Sheets
(expressed in Canadian dollars)

	September 30, 2012	September 30, 2011	October 1, 2010

Assets

Current assets
Cash and cash equivalents	$4,611,824	$3,936,176	$4.690,355
Accounts receivable (note 7)	4,253,541	4,535,912	5,302,865
Prepaid expenses and other current assets	622,970	460,140	541,026

	9,488,335	8,932,228	10,534,246

Property and equipment (note 8)	4,683,355	5,140,150	5,230,829
Deferred income tax asset	5,222,603	7,065,857	5,861,504
Intangible assets (note 10)	2,124	680,437	1,115,794
Goodwill (note 11)	568,479	654,222	658,904

	$19,964,896	$22,472,894	$23,401,277

Liabilities

Current liabilities
Accounts payable and accrued liabilities (note 12)	$4,390,437	$3,284,311	$5,471,878
Current portion of deferred revenue	318,107	250,323	613,081
Current portion of finance lease obligations	-	-	107,964

	4,708,544	3,534,634	6,192,923

Deferred revenue	437,140	33,898	78,876
	5,145,684	3,568,532	6,271,799

Shareholders’ Equity (note 13)

Share capital	$66,817,352	$66,420,572	$66,307,826
Contributed surplus	19,334,098	19,522,420	18,933,619
	86,151,450	85,942,992	85,241,445

Deficit	(71,135,021)	(67,012,367)	(68,111,967)

Accumulated other comprehensive loss	(197,217)	(26,263)	-

	(71,332,238)	(67,038,630)	(68,111,967)

	14,819,212	18,904,362	17,129,478

	$19,964,896	$22,472,894	$23,401,277

Approved by the Board of Directors

“Kyle Hall”	Director	“Peter Fitzgerald “	Director

The Accompanying notes are an integral part of these consolidated financial statements.

PNI Digital Media Inc.
Consolidated Statements of Operations and Comprehensive Income (Loss)
Years Ended September 30, 2012 and 2011
(expressed in Canadian dollars)

	September 30, 2012	September 30, 2011

Revenue (note 15)	$22,712,805	$23,686,351
Cost of sales (note 6, note 18)	10,458,022	9,399,107
Gross Profit	12,254,783	14,287,244

Expenses
Software development	9,678,638	9,439,423
General and administration	3,768,203	3,928,210
Sales and marketing	1,038,374	988,289

	14,485,215	14,355,922

Loss from operations	(2,230,432)	(68,678)

Foreign exchange loss	(82,647)	(125,148)
Finance income	4,647	-
Finance costs	-	(5,599)

	(78,000)	(130,747)

Loss before income tax	(2,308,432)	(199,425)

Deferred income tax (expense) recovery	(1,814,221)	1,299,025
Income tax recovery (expense)	(1,814,221)	1,299,025

(Loss) profit for the period	(4,122,653)	1,099,600

Other comprehensive gain (loss):

Exchange difference on translation of foreign operations	(170,956)	(26,263)

Total comprehensive (loss) income for the period	$(4,293,609)	$1,073,337

Loss per share (note 13g)

Basic	$(0.12)	$0.03
Fully diluted	$(0.12)	$0.03
Weighted Average Number of Shares Outstanding - Basic	34,178,165	33,927,659
Weighted Average Number of Shares Outstanding - Diluted	34,199,622	33,985,271

The Accompanying notes are an integral part of these consolidated financial statements.

PNI Digital Media Inc.
Consolidated Statements of Changes in Equity
(expressed in Canadian dollars)

	Share capital
			Share
	Number of		capital				Accumulated
	Common		purchased				other	Total
	Shares		for	Contributed			comprehensive	Shareholders’
		Amount	cancellation	surplus	Deficit		loss	equity
Balance October 1, 2010	33,853,782	$66,349,735	$(41,909)	$18,933,619	$(68,111,967)	$		$17,129,478
Issuance of shares on exercise of options	291,776	498,937		(134,217)				364,720
Issuance of shares held in escrow	178,500	290,952		(290,952)				-
Cancellation of shares repurchased	(313,100)	(612,229)	446,503	165,726				-
Purchase of share capital for cancellation (283,100 shares)			(404,594)					(404,594)
Share-based compensation recorded in net profit				549,142				549,142
Compensation expense in connection with acquisition of WorksMedia Limited				299,102				299,102
Earnings for the period					1,099,600			1,099,600
Adjustment relating to the realization of tax benefits associated with share issues costs		(106,823)						(106,823)
Other comprehensive loss							(26,263)	(26,263)
Balance September 30, 2011	34,010,958	$66,420,572	$-	$19,522,420	$(67,012,367)		$(26,263)	$18,904,362
Issuance of shares on vesting of RSUs and PSUs	68,464	106,119		(106,119)				-
Issuance of shares held in escrow	178,500	290,952		(290,952)				-
Share-based compensation recorded in net profit				95,669				95,669
Compensation expense re. acquisition of WorksMedia Limited				113,080				113,080
Net loss					(4,122,654)			(4,122,654)
Other comprehensive income							(170,954)	(170,954)
Reduction in share capital as a result of realizing the deferred tax expense associated with a portion of deductible share issue costs for nil		(291)						(291)
Balance September 30, 2012	34,257,922	$66,817,352	$-	$19,334,098	$(71,135,021)		$(197,217)	$14,819,212

The Accompanying notes are an integral part of these consolidated financial statements

PNI Digital Media Inc.
Consolidated Statements of Cash Flows
(expressed in Canadian dollars)

	September 30, 2012	September 30, 2011
Cash flows from operating activities
Net profit (loss) for the period	$(4,122,653)	$1,099,600
Items not affecting cash
Amortization of property and equipment	1,808,725	2,036,953
Amortization of intangible assets	1,091,024	858,354
Share-based compensation expense	208,749	848,244
Unrealized foreign exchange loss	46,601	71,930
Allowance for doubtful accounts	132,012	33,102
Loss on disposal of property and equipment	-	117,306
Impairment of intangible asset	540,735	-
Impairment of goodwill	77,382	-
Deferred income tax expense (recovery)	1,814,221	(1,299,025)

	1,596,796	3,766,464
Net change in non-cash working capital
items (note 21)	1,435,556	(1,845,407)

	3,032,352	1,921,057

Cash flows from investing activities
Purchase of property and equipment	(1,180,356)	(2,076,900)
Purchase of intangible assets	(1,000,713)	(322,416)
Proceeds on disposal of property and equipment	-	2,674
	(2,181,069)	(2,396,642)

Cash flows from financing activities
Proceeds on exercise of options	-	364,720
Repurchase of common shares	-	(404,594)
Repayment of capital lease obligations	-	(107,964)
	-	(147,838)

Effect of changes in foreign exchange rates on cash and cash equivalents	(175,635)	(130,756)

Increase (decrease) in cash and cash equivalents during the year	675,648	(754,179)

Cash and cash equivalents - beginning of year	3,936,176	4,690,355

Cash and cash equivalents - end of year	$4,611,824	$3,936,176

The Accompanying notes are an integral part of these consolidated financial statements.

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

1.	Nature of operations

PNI Digital Media Inc. is incorporated under the laws of the Province of British Columbia, Canada and is listed on the Toronto Stock Exchange (“TSX”) under the symbol PN and the OTC Bulletin Board under the symbol PNDMF. The address of the Company’s registered office is Suite 590, 425 Carrall Street, Vancouver, B.C. Canada, V6B 6E3. During the year ended September 30, 2011 our common shares traded in Canada on the TSX Venture Exchange (“TSX-V”). Effective October 18, 2011 the Company’s application to the Toronto Stock Exchange was approved and the Company’s shares were de-listed from the TSX-V and began trading on the TSX.

PNI Digital Media Inc. and its subsidiaries (together “the Company”) provide retailers transaction processing and order routing services through the operation of the PNI Digital Media Platform. The PNI Digital Media Platform connects consumer-ordered digital content, whether from online, in-store kiosks, desktop software or mobile phones, with retailers that have on-demand manufacturing capabilities for the production of personalized products such as photo prints, gifting products such as photo books and photo calendars, business cards and stationery. The Company’s online platform electronically connects the retailer and its customers through the internet and provides digital image delivery, hosting, transaction processing and storage. In addition, the Company provides the retailer with kiosk software which allows consumers to offload digital images from their digital media and order prints and gifting products within the retailer’s locations. The kiosk software is also connected to the Company’s online platform permitting customers in-store to order gifting products from the kiosk, which are then transmitted from the kiosk to a remote fulfillment facility via the online platform.

2.	Basis of preparation and adoption of IFRS

The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles as defined in the Handbook of the Canadian Institute of Chartered Accountants (“CICA Handbook”). In 2010, the CICA Handbook was revised to incorporate International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and to require publicly accountable enterprises to apply these standards effective for years beginning on or after January 1, 2011. Accordingly, these are the Company’s first consolidated annual financial statements prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). In these financial statements, the term “Canadian GAAP” refers to Canadian GAAP before the adoption of IFRS. The first date at which IFRS was applied was October 1, 2010 (“Transition Date”).

These consolidated financial statements have been prepared in accordance with IFRS applicable to the preparation of financial statements, including International Financial Reporting Standard 1, First-time Adoption of International Financial Reporting Standards (“IFRS 1”). Subject to certain transition elections and mandatory exemptions from retrospective application disclosed in note 22, the Company has consistently applied the same accounting policies in its opening IFRS balance sheet as at October 1, 2010 and throughout all periods presented, as if these policies had always been in effect. Note 22

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

discloses the impact of the transition to IFRS on the Company’s reported balance sheets, statements of operations and cash flows for the periods presented.

The accounting policies applied in these consolidated financial statements are based on IFRS effective for the year ended September 30, 2012, as issued and effective.

These financial statements were approved by the Board of Directors for issue on January 4, 2013.

3.	Summary of significant accounting policies

The significant accounting policies used in the preparation of these consolidated financial statements are as follows:

a)	Basis of measurement

The consolidated financial statements have been prepared under the historical cost convention.

b)	Basis of consolidation

These consolidated financial statements include the accounts of the Company and each of its wholly-owned subsidiaries. Wholly owned subsidiaries are entities in which the Company has control, directly or indirectly, where control is defined as the power to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. The Company’s wholly-owned subsidiaries are PhotoChannel Capital Inc., PhotoChannel Management Inc., PNI Digital Media Ltd., PNI Digital Media Europe Ltd., Pixology Incorporated and WorksMedia Limited.

All material intercompany balances and transactions are eliminated upon consolidation.

c)	Business combinations

The Company accounts for business combinations using the acquisition method of accounting. The cost of an acquisition is measured as the cash paid and the fair value of other assets given, equity instruments issued and liabilities incurred or assumed at the acquisition date. All acquired identifiable assets, liabilities and contingent liabilities are recognized at fair value at the acquisition date. Any excess of the cost of an acquisition over the net fair value of the identifiable assets, liabilities and contingent liabilities acquired is recognized as goodwill. If the cost of an acquisition is less than the fair value of the net assets of the acquired entity, the difference is recognized directly in the statement of comprehensive income. Acquisition related costs are expensed as incurred.

d)	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker is

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

responsible for allocating resources and assessing performance of the operating segments and has been identified as the Chief Executive Officer of the Company.

e)	Foreign currency translation

(i)	Function and presentation currency

Items included in the financial statements of each consolidated entity in the PNI Digital Media Inc. group are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The functional currency of PNI Digital Media Inc. is the Canadian dollar.

The financial statements of entities that have a functional currency different from that of PNI Digital Media Inc. (“foreign operations”) are translated into Canadian dollars as follows: assets and liabilities – at the closing rate at the balance sheet date, and income and expenses – at the average rate of the period (as this is considered a reasonable approximation of the actual rates prevailing at the transaction dates). All resulting changes are recognized in other comprehensive income as cumulative translation adjustments.

Should a foreign operation be sold, the cumulative exchange differences recognized in accumulated other comprehensive income (loss) since October 1, 2010 would be recognized in the income statements as part of the profit or loss on sale.

(ii)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at exchange rates of monetary assets and liabilities denominated in currencies other than an entities’ functional currency are recognized in the statement of comprehensive income in “realized foreign exchange (loss) gain” and “unrealized foreign exchange (loss) gain” respectively.

f)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, deposits held with banks, and other short-term highly liquid investments with original maturities of three months or less. As at September 30, 2012, September 30, 2011, and October 1, 2010, the Company had no investments with original terms to maturity of greater than three months.

g)	Property and equipment

Property and equipment are recorded at cost less accumulated amortization and accumulated impairment losses (if any). Cost includes expenditures that are directly attributable to the acquisition of the asset. Subsequent costs, if any, are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

probable that future economic benefits associated with the item will flow to the Company and the cost can be measured reliably. Repairs and maintenance costs are charged to the statement of income during the period in which they are incurred.

The major categories of property and equipment are amortized over their estimated useful lives at the following rates:

Computer equipment	30% declining balance
Furniture and office equipment	20% declining balance
Leasehold improvements	Life of the lease
Equipment held under capital lease	Life of the lease

Residual values, method of amortization and useful lives of the assets are reviewed annually and adjusted if appropriate.

Gains and losses on disposals of property and equipment are determined by comparing the proceeds with the carrying amount of the asset and are included in the appropriate expense category including cost of sales, software development, general and administration and sales and marketing.

h)	Intangible assets

(i)	Identifiable intangible assets

Intangible assets acquired in a business combination that meet the specified criteria for recognition, apart from goodwill, are initially recognized and measured at fair value. Intangible assets with finite useful lives, including acquired software, software developed for internal use and customer relationships, are amortized on a straight-line basis over their estimated useful lives as follows:

Acquired software	3 years
Customer relationships	3 years
Internal use software	1-3 years

Amortization of intangible assets is included within cost of sales. The amortization methods and estimated useful lives of intangible assets are reviewed annually or earlier if events and circumstances change.

(ii)	Goodwill

Goodwill represents the excess of the purchase price of an acquired enterprise over the fair values assigned to the identifiable net assets of the acquired enterprise at the date of acquisition. Goodwill is allocated to each cash-generating unit (“CGU”) or group of CGUs that are expected to benefit from the related business combination. The allocation of goodwill to cash generating units reflects how goodwill is monitored for internal management purposes. A group of CGUs represents the lowest level within the entity at which the goodwill is monitored for internal management purposes, which is not higher than an operating segment. Goodwill is not amortized, and is carried at cost less accumulated

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

impairment losses, if any. Management reviews the performance of its cash generating units based on geography at the operating segment level. Irrespective of any indication of impairment, the recoverable amount of the cash generating unit or group of cash generating units to which goodwill has been allocated is tested annually for impairment and when there is an indication that the goodwill may be impaired in accordance with “impairment of non-financial assets.” Any impairment is recognized in expense immediately. Any impairment of goodwill is not subsequently reversed.

i)	Impairment of non-financial assets

Property and equipment and intangible assets are tested for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. Long-lived assets that are not amortized are subject to an annual impairment test. For the purpose of measuring recoverable amounts, assets are grouped at the lowest levels for which there are separately identifiable cash flows (CGUs). The recoverable amount is the higher of:

  An asset’s fair value less costs to sell; and

  Value in use (being the present value of the expected future cash flows of the relevant asset or CGU).

The Company uses value in use when performing its impairment assessment or in instances where the value in use is less than the carrying amount the Company assesses the fair value of the CGU. Value in use is determined as the present value of the future cash flows expected to be derived from an asset or cash generating unit. Estimated future cash flows are calculated using estimated future prices, operating and capital costs.

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount.

The Company evaluates impairment losses, other than goodwill, for potential reversals when events or circumstances warrant such consideration.

It is possible that some of our tangible or intangible long-lived assets or goodwill could become impaired in the future and that any resulting write-downs could be material.

j)	Current and Deferred Income taxes

Income tax comprises current and deferred tax. Income tax is recognized in the statement of operations and comprehensive loss (income) except to the extent that it relates to items recognized directly in other comprehensive income or directly in equity, in which case the income tax is also recognized directly in other comprehensive income (loss) or equity, respectively.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted, at the end of the reporting period, and any adjustment to tax payable in respect of previous years. As at September, 2012, the Company has not incurred any taxes payable (September 30, 2011: $nil).

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

Tax on income in interim periods accrued using the tax rate that would be applicable to expected total annual earnings.

Deferred tax is recognized, using the balance sheet liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and for operating losses or tax credits. Deferred income tax is determined on a non-discounted basis using tax rates and laws that have been enacted or substantively enacted at the balance sheet date and are expected to apply when the deferred tax asset is realized or liability is settled. Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences can be utilized.

Deferred income tax assets and liabilities are presented as non-current.

k)	Share capital

Direct costs associated with the issue of capital stock or warrants are deducted from the related proceeds at the time of the issue.

l)	Revenue

The Company provides online and in-store digital media solutions to retailers. These solutions are primarily provided through the PNI Digital Media Network services (Network Services). The Company also provides professional services and sells software products to retailers either directly or through license and distribution agreements. The products sold do not have any general rights of return except under arrangements whereby the Company provides the product to the ultimate customer.

Through Network Services, the Company’s customers obtain access to the PNI Digital Media Platform (Platform) which provides the technology which delivers media transactions between retailers and content providers and their consumers. The Platform provides a transaction and order routing tier which delivers orders placed either through online sites or kiosks to the production facilities of the Company’s customers for production and delivery to end consumers. Through the Platform, customers are able to store, edit, archive, distribute and print photographs and other personalized products. The Company does not produce the content, but may act as an agent for certain retailers for some consumer deliverables. The Network Services provided by the Company may include the software, hosting, storage and archiving facilities, ongoing development up to a specified threshold of hours, initial integration of the software into the customer’s environment, technical support, maintenance services and hardware. Fees for these services are paid through fixed and variable fees. The variable fees are based on different factors and may be based on the number of physical locations connected to the Network, the number of transactions processed through the Platform, the number of images uploaded through the Platform, a percentage of revenue earned by its customers and the amount of storage capacity used in excess of minimums provided in the contract. The Company accounts for the Network Services as a single unit of accounting.

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

In some instances, the Company provides services to the ultimate customers who access the PNI Network through a retailer’s website. These services include taking on the responsibility for the fulfillment of print orders, the provision of certain consumer deliverables and other media. The Company pays the retailer a commission for the use of their website and other services provided by the retailer. The Company is responsible for fulfilling the ultimate customers’ orders and fulfills its obligations through the use of third party suppliers who ship the products directly to the customer. Revenue is recognized when the product is shipped, net of estimated returns, as the Company has transferred the significant risks and rewards of ownership to the customer at that time. The Company estimates the provision for returns based on historical experience and adjusts to actual returns when determinable.

The Company provides professional services in addition to the initial integration services to make changes to the customer’s website and branded environment and to provide email marketing programs to customers.

Revenue is considered realized or realizable and earned when all of the following criteria are met:

(i)	Persuasive evidence of a sales arrangement exists;
(ii)	Delivery has occurred or services have been rendered;
(iii)	The price is fixed or determinable; and
(iv)	Collectability is reasonably assured.

Cash received from customers prior to the related revenue being recognized is recorded as deferred revenue. In addition to this general policy:

  Fees earned for software licenses relate to the sale of software either directly to retailers or to distributors for resale to retailers for use in-store, allowing end users to edit and order prints and other photo-related items from digital images. Revenue from these arrangements that involve multiple elements are reviewed to determine whether a delivered item(s) has value to the customer on a stand-alone basis and whether there is objective and reliable evidence of the fair value of the undelivered item(s). If these criteria are met, the Company allocates revenue using the relative fair value of each element within the contract that has stand-alone value, such as software products, post contract customer support and maintenance. In instances, where the Company has evidence of the fair value of each element within a multiple deliverable arrangement, revenue is recognized upon the delivery or rendering of service(s) with respect to each element as there is no general right of return. Revenue for perpetual software licenses is recognized upon delivery, as the license holder is not obligated to pay maintenance for the ongoing use of the license. Maintenance fees are recognized on a straight line basis over the term of the maintenance service period. If the fair value of the delivered item is not obtainable, the Company allocates revenue using the residual method in instances where the fair value of the undelivered item is verifiable. The Company does not currently have any multiple deliverable arrangements which require the use of the residual approach.

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

  Installation fees are fixed upfront fees related to Network Services which are deferred and recognized on a straight-line basis over the life of the agreement, or where the agreement with the customer is on a month-to-month basis, over the estimated life of the customer relationship period. The customer relationship period is assessed annually, and has been estimated to be 24 to 48 months.

  Monthly fixed fees per connected location are recognized monthly and are included in membership fees.

  Fees for storing and archiving digital images for customers in excess of the minimums provided in the agreement are based upon our customers storage capacity needs, and are recognized as the storage is provided and are included in archive fees.

  Professional services are recognized when the services are completed and included in professional fees.

The Company offers volume and other rebates and discounts to certain customers which are recognized as a reduction of revenue at the date the related revenue is recognized or the date the offer is made for previously recognized revenue. The amount of rebates is based on estimates of the expected rebates to be paid based on historical and expected trends or on the maximum potential rebates that could be earned by a customer if the Company is unable to reasonably estimate the expected rebate. The Company accounts for cash consideration offered to customers, including annual volume discounts, as a reduction in sales revenue.

All revenues are reported net of sales and value added taxes.

Trade accounts receivable balances are shown net of allowances for doubtful accounts.

m)	Software development costs

Software development costs includes the costs to customize aspects of the Company's PNI Network software for specific customers as well as the cost of generating the Company's software used in the PNI Network and software sold to customers. For costs incurred to generate software used in the PNI Network or sold to customers, the Company classifies costs into a research phase and a development phase. Costs incurred during the research phase are expensed when incurred as the Company is not able to demonstrate that the software will generate future economic benefits. Costs incurred during the development phase are recognized as intangible assets only if the Company can demonstrate all of the following:

  The technical feasibility of completing the software so that it will be available for use or sale;

  Its intention to complete the software and use or sell it;

  Its ability to use or sell the software;

  How the software will generate probable future economic benefits;

  The availability of adequate technical, financial and other resources to complete the development and use or sell the software; and

  Its ability to reliably measure the expenditure attributable to the software during its development.

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

If these criteria are not met, the development costs are expensed when incurred for both costs of developing the Company’s software used directly in the PNI Network and the software which is sold to customers or customized for customers. During the year ended September 30, 2012, the Company had incurred software development costs of $9,678,638 (2011: $9,439,423). These costs principally consist of staff and consulting costs associated with the day to day operations of the Company including customizing aspects of the Company’s PNI Network software for specific customers, generating and maintaining the Company’s software used in the PNI Network and exploring new initiatives. During the year ended September 30, 2012 the Company capitalized $508,806 of development costs (2011: $186,426) as all of these costs met the capitalization criteria.

n)	Cost of sales

Cost of sales is comprised of costs associated with providing hosting services to our customers, customer support provided on behalf of our customers, and costs of products sold as it relates to instances where the Company is responsible for fulfillment of certain items sold. Hosting services include costs for renting our data centers, personnel costs associated with maintaining and monitoring the performance of our network, personnel and consulting costs associated with maintaining our customer’s sites and third party software licenses used in maintaining the performance of our network and platform. In addition, cost of sales includes amortization associated with property and equipment used in our data centers, amortization associated with acquired software, customer relationships and internal use software relating to generating revenue.

o)	Share-based payment

The Company’s share-based awards may take the form of stock options, Performance Share Units (“PSU”), and Restricted Share Units (“RSU”) which are granted to directors and certain employees of the Company as an element of compensation. The cost of the service received as consideration is measured based on an estimate of fair value at the date of the grant. The grant-date fair value is recognized as compensation expense over the related service period with a corresponding increase in contributed surplus. If graded awards are granted, each vesting tranche is accounted for as a separate award. Compensation expense is recognized for awards expected to vest over the applicable vesting period with a corresponding increase in contributed surplus.

On exercise of stock options, the Company issues common shares from treasury and the consideration received together with the compensation expense previously recorded to contributed surplus is credited to share capital. On vesting of PSUs and RSUs, the Company issues common shares from treasury and the compensation expense previously recorded to contributed surplus is credited to share capital. All awards are equity settled.

The Company uses the Black-Scholes option pricing model to estimate the fair value of each stock option. The Black-Scholes option pricing model requires the Company to estimate the expected term of the options granted, the volatility of the Company’s common shares, forfeitures, and an expected dividend yield. The Company estimates the expected term of the options granted by considering the Company’s historical experience involving

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

stock option exercise; cancellations and expiries; volatility is estimated with reference to historical volatility data; forfeitures are estimated with reference to historical forfeiture data. The Company does not currently anticipate paying any cash dividends in the foreseeable future and therefore has used an expected dividend yield of zero as detailed in note 13b. The Black-Scholes model also requires the Company to input a risk-free interest rate and the Company uses the Bank of Canada marketable bond rates.

The fair value of each PSU and RSU awarded is based upon the quoted price of the Company’s stock on the date of grant. All PSU and RSU awards are equity settled. As it relates to PSUs and RSUs, the Company estimates the expected forfeiture rate and no value is attributed to awards that the employee is expected to forfeit as a result of not achieving the service or performance conditions. The expected forfeiture rate is adjusted for actual forfeitures when they occur.

p)	Leases

Leases entered into are classified as either finance or operating leases. Leases that transfer substantially all of the benefits and risks of ownership of property to the Company are accounted for as finance leases. Property acquired under finance leases is recorded as an asset on the balance sheet with a corresponding increase to the finance lease obligation and depreciated over the life of the lease.

Leases in which a significant portion of the risk and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases are charged to operations on a straight-line basis over the term of the lease. The benefits of lease inducements provided to the Company are recognized on a straight-line basis over the term of the lease agreement.

q)	Financial instruments

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. Financial liabilities are derecognized when the obligation specified in the contract is discharged, cancelled or expires.

At initial recognition, the Company classifies its financial instruments in the following categories:

(i)

Financial assets and liabilities at fair value through profit or loss: A financial asset or liability is classified in this category if acquired principally for the purpose of selling or repurchasing in the short-term. Derivatives are also included in this category unless they are designated as hedges. The Company does not have any financial assets or liabilities classified within this category.

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

Financial instruments in this category are recognized initially and subsequently at fair value. Transaction costs are expensed in the consolidated statement of operations and comprehensive income (loss).

(ii)

Loans and receivables: Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. The Company’s loans and receivables comprise trade and other accounts receivable and cash and cash equivalents, and are included in current assets due to their short-term nature.

Loans and receivables are initially recognized at the amount expected to be received less, when material, a discount to reduce the loans and receivables to fair value. Subsequently, loans and receivables are measured at amortized cost using the effective interest method less a provision for impairment. Changes in the amortized cost are recorded in the consolidated statement of income and comprehensive income.

(iii)

Financial liabilities at amortized cost: Financial liabilities at amortized cost include trade payables, deferred revenue, debt and finance lease obligations. Financial liabilities are initially recognized at the amount required to be paid less, when material, a discount to reduce the payables to fair value. Subsequently, financial liabilities are measured at amortized cost using the effective interest method. Changes in the amortized cost are recorded in the consolidated statement of income and comprehensive income.

Financial liabilities are classified as current liabilities if payment is due within twelve months. Otherwise, they are presented as non-current liabilities.

r)	Provisions

Provisions are recognized where a legal or constructive obligation has been incurred as a result of past events, it is probable that an outflow of resources embodying economic benefit will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. If material, provisions are measured at the present value of the expenditures expected to be required to settle the obligation. The increase in any provision due to passage of time is recognized as accretion expense.

s)	Earnings per share

Basic earnings per share (“EPS”) is calculated by dividing the net income (loss) for the period attributable to equity owners of PNI Digital Media Inc. by the weighted average number of common shares outstanding during the period.

Diluted EPS is calculated by adjusting the weighted average number of common shares outstanding for dilutive instruments. Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted net earnings per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants and the unrecognized portion of the fair value of stock options are applied to repurchase common shares at the average market price for the period. Stock options and warrants are dilutive when the average market price of the common shares during the period exceeds the exercise price of the options and warrants.

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

4.	Recent Accounting Pronouncements

Certain new standards, interpretations, amendments and improvements to existing standards were issued by the International Accounting Standards Board (“IASB”) or International Financial Reporting Interpretations Committee (“IFRIC”). The Standards impacted that are applicable to the Company are as follows:

a)

IFRS 9, Financial Instruments (“IFRS 9”) was issued by IASB in November 2009. This standard addresses classification and measurement of financial assets and replaces the multiple category and measurement models in International Accounting Standard (“IAS”) 39 for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments with recognition at fair value through profit or loss or at fair value through other comprehensive earnings. IFRS 9 is effective for annual years beginning on or after January 1, 2015. The Company is currently assessing the impact of this standard on the financial statements.

b)

IFRS 10, Consolidated Financial Statements (“IFRS 10”), was issued in May 2011 and will supersede the consolidation requirements in SIC-12, Consolidation – Special Purpose Entities (“SIC-12”), and IAS 27, Consolidated and Separate Financial Statements (“IAS 27”), effective for annual periods beginning on or after January 1, 2013, with early application permitted. IFRS 10 builds on existing principles by identifying the concept of control as a determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard also provides additional guidance to assist in the determination of control where this is difficult to assess. The company has not yet determined the impact this new standard may have on its consolidated financial statements.

c)

IFRS 12, Disclosure of Interests in Other Entities (“IFRS 12”), was issued in May 2011 and is a new and comprehensive standard on disclosure requirements for all forms of interest in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities. IFRS 12 is effective for annual periods beginning on or after January 1, 2013 with earlier application permitted. The company has not yet determined the impact this new standard may have on its consolidated financial statements.

d)

IFRS 13, Fair Value Measurements (“IFRS 13”) was issued in May 2011 and sets out, in a single IFRS, a framework for measuring fair value. IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. This definition of fair value emphasizes that fair value is a market-based measurement, not an entity specific measurement. In addition, IFRS 13 also requires specific disclosures about fair value measurement. IFRS 13 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. The Company is currently assessing the impact of this Standard.

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

e)

IAS 1, Presentation of Items of Other Comprehensive Income (“OCI”) (“IAS 1”), was revised in June 2011 to change the disclosure of items presented in OCI, including a requirement to separate items presented in OCI into two groups based on whether or not they may be recycled to profit or loss in the future. The revision is effective for annual periods beginning on or after July 1, 2012 with early application permitted. The standard is not expected to have an impact on the Company in its current form.

5.	Significant accounting estimate uncertainties

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the reporting date, and the reported amounts of revenues and expenses during the reporting period. The determination of estimates requires the exercise of judgment based on various assumptions and other factors such as historical experience.

Actual results could differ from those estimates.

The estimates and underlying assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable in the circumstances. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.

The judgments that management has applied in the application of accounting policies, and the estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below:

  The assessment of the carrying values of long-lived assets; The impairment tests performed for both the Company’s Canadian operating segment and the Company’s
  European operating segment were based on their value in use or fair value as applicable. The value in use was determined by discounting the estimated future cash flows generated from the continuing use of these units. Estimates used to determine value in use are reviewed annually and updated based on facts and circumstances. The calculation of value in use was based on the following key assumptions:

    Cash flows were projected based on past experience, actual operating results and planned results for the near term. Terminal value calculations for each cash generating unit were extrapolated using a constant growth rate of 1.4% to 3%.

    Management has applied an internally determined pre-tax discount rate in determining the recoverable amount for these units. Risks specific to the

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

    assets of these units have not been included within the calculation of the discount rates used, but have been factored into the cash flow projections.

    The net present value of the future expected cash flows was compared to the carrying value of the Company’s investment in these units, including goodwill, at year-end.

  The inputs used in accounting for share-based compensation. See note 13 for a discussion of the key estimates used; and

  The amount recognised as deferred tax is generally determining utilising undiscounted cash flows aligned with estimates used in assessing the impairment of goodwill. Management considers all factors that could affect the probability that future taxable profits will be available. The factors include profitability of operations, estimate of terminal value, which is calculated consistently with the terminal value used to assess the carrying value of long-term assets, and customer renewal rates.
  The amounts recognised is sensitive to the loss of certain key customers.

6.	Cost of sales and operating expenses:

Within cost of sales and operating expenses, the Company includes charges relating to amortization of plant and equipment, amortization of intangible assets and share-based compensation. These costs are identified below in their relevant statement operations caption.

					For the year ended September 30, 2012
	Per	Amortization	Amortizati	Loss on	Impairment	Impairment	Share-based	Excluding
	statement of	of property	on of	disposal of	intangible	goodwill	compensation	amortization and
	operations	and	intangible	property and	assets			share-based
		equipment	assets	equipment				compensation
Cost of sales	$10,458,022	1,529,978	922,558		- 540,735	77,382	(698)	$7,388,067
Operating expenses
Software development	9,678,638	230,343	168,466	-	-	-	41,364	9,238,465
General and administration	3,768,203	26,873	-	-	-	-	168,636	3,572,694
Sales and marketing	1,038,374	21,531	-	-	-	-	(553)	1,017,396
Total operating expenses	$14,485,215	278,747	168,466	-	-	-	209,447	$13,828,555
	$24,943,237	1,808,725	1,091,024	-	540,735	77,382	208,749	$21,216,622

					For the year ended September 30, 2011
	Per statement	Amortization	Amortizati	Loss on	Impairment	Impairment	Share-based	Excluding
	of operations	of property	on of	disposal of	intangible	goodwill	compensation	amortization
		and	intangible	property and	assets			and share-
		equipment	assets	equipment				based
								compensation
Cost of sales	$9,399,107	1,689,790	858,354	36,294	-	-	43,156	$6,771,513
Operating expenses
Software development	9,439,423	294,063	-	69,622	-	-	262,225	8,813,513
General and administration	3,928,210	30,135	-	6,075	-	-	482,129	3,409,871
Sales and marketing	988,289	22,966	-	5,315	-	-	60,733	899,275

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

Total operating expenses	$14,355,922	347,164	-	81,012	-	-	805,087	$13,122,659
	$23,755,029	2,036,954	858,354	117,306	-	-	848,243	$19,894,172

7.	Accounts receivable

	September 30, 2012	September 30, 2011	October 1, 2010

Trade accounts receivable	$4,353,424	$4,540,075	$5,425,805
Allowance for doubtful accounts	(130,023)	(145,000)	(176,531)
	4,223,401	4,395,075	5,249,274

Commodity taxes recoverable	30,140	135,655	53,591
Other	-	5,182	-
Total	$4,253,541	$4,535,912	$5,302,865

Reconciliation of changes in allowance for doubtful accounts:

	September 30, 2012	September 30, 2011	October 1, 2010

Balance, beginning of period	$145,000	$176,531	$154,945
Increase in allowance for doubtful accounts	132,092	33,102	33,781
Application of existing provision to write-off the amount receivable	(147,069)	(63,710)	(9,945)
Impact of foreign currency translation	-	(923)	(2,250)
Balance, end of period	$130,023	$145,000	$176,531

During the year ended September 30, 2012 the Company incurred bad debt expenses of $132,012 (2011: $31,693).

As at September 30, 2012

		Financial assets that are past due but not impaired
	Neither past due nor				Carrying value on
	impaired	31 – 60 days	61 – 90 days	91 days +	the balance sheet

Trade accounts receivable	$2,334,240	$328,844	$358,600	$1,201,717	$4,223,401
Commodity taxes recoverable	30,140				30,140
Other	-	-	-	-	-
Total	$2,364,380	$328,844	$358,600	$1,201,717	$4,253,541

As at September 30, 2011

		Financial assets that are past due but not impaired
	Neither past due				Carrying value on
	nor impaired	31 – 60 days	61 – 90 days	91 days +	the balance sheet

Trade accounts receivable	$3,127,511	$36,942	$443,565	$787,057	$4,395,075
Commodity taxes recoverable	135,655	-	-	-	135,655

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

Other	5,182	-	-	-	5,182
Total	$3,268,348	$36,942	$443,565	$787,057	$4,535,912

As at October 1, 2010

		Financial assets that are past due but not impaired
	Neither past due				Carrying value on
	nor impaired	31 – 60 days	61 – 90 days	91 days +	the balance sheet

Trade accounts receivable	$3,520,349	$136,997	$982,557	$609,371	$5,249,274
Commodity taxes recoverable	53,591				53,591
Other	-	-	-	-	-
Total	$3,573,940	$136,997	$982,557	$609,371	$5,302,865

At September 30, 2012, three customers each account for 10% or more of total trade accounts receivable (September 30, 2011 – five customers, October 1, 2010 – three customers).

8.	Property and equipment

October 1, 2011 to September, 2012

	Computer	Furniture and	Leasehold
	equipment	office equipment	improvements	Total
Cost
As at October 1, 2011	$15,878,073	$401,750	$181,718	$16,461,541
Additions	1,284,842	4,883	62,244	1,351,969
Disposals / write-offs	-	-	-	-
Impairments	-	-	-	-
Currency translation adjustments	(3,467)	(56)	-	(3,523)
As at September 30, 2012	$17,159,448	$406,577	$243,962	$17,809,987

Accumulated Amortization
As at October 1, 2011	$10,903,337	$278,779	$139,275	$11,321,391
Amortization	1,757,099	25,082	26,544	1,808,725
Disposals / write-offs	-	-	-	-
Impairments	-	-	-	-
Currency translation adjustments	(3,431)	(53)	-	(3,484)
As at September 30, 2012	$12,657,005	$303,808	$165,819	$13,126,632

Carrying value – October 1, 2011	$4,974,736	$122,971	$42,443	$5,140,150
Carrying value – September 30, 2012	$4,502,443	$102,769	$78,143	$4,683,355

October 1, 2010 to September 30, 2011

	Computer	Furniture and	Leasehold
	equipment	office equipment	improvements	Total
Cost
As at October 1, 2010	$14,844,050	$416,077	$144,986	$15,405,113

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

Additions	2,013,296	16,537	36,735	2,066,568
Disposals / write-offs	(969,895)	(34,447)	-	(1,004,342)
Impairments	-	-	-	-
Currency translation adjustments	(9,378)	3,583	(3)	(5,798)
As at September 30, 2011	$15,878,073	$401,750	$181,718	$16,461,541

Accumulated Amortization
As at October 1, 2010	$9,763,684	$279,531	$131,069	$10,174,284
Amortization	1,998,672	30,075	8,206	2,036,953
Disposals / write-offs	(849,915)	(34,447)	-	(884,362)
Impairments	-	-	-	-
Currency translation adjustments	(9,104)	3,620	-	(5,484)
As at September 30, 2011	$10,903,337	$278,779	$139,275	$11,321,391

Carrying value – October 1, 2010	$5,080,366	$136,546	$13,917	$5,230,829
Carrying value – September 30, 2011	$4,974,736	$122,971	$42,443	$5,140,150

The carrying value of computer equipment under lease was $0 at September 30, 2012 (September 30, 2011 - $0, October 1, 2010 - $201,155).

9.	Current and Deferred Income taxes

For the year ended September 30, 2012 the Company recorded $1,814,221 of deferred income tax expense (2011 - $1,299,025 of deferred income tax recovery). Non-capital losses were used to offset taxable income where applicable resulting in nil current income tax. The deferred income tax expense in the year primarily arose from a $3,146,687 reversal of previously recognized Canadian income tax assets due to uncertainty surrounding their recovery. The reversal was offset by the partial recognition of previously unrecognized UK income tax assets. The prior year income tax recovery was primarily also a result of recognition of previously unrecognized UK income tax assets.

The gross movement of the deferred income tax account is as follows:

	2012	2011

As at October 1	$7,065,857	$5,861,504
Income tax recovery (expense)	(1,814,221)	1,299,025
Tax charge relating to components of other	(29,033)	(94,672)
comprehensive income
As at September 30	$5,222,603	$7,065,857

a)	Rate changes

During 2012, the United Kingdom government enacted tax reform which included a 1% rate reduction to the main corporate tax rate from 25% to 24% effective April 1, 2012 to March 31, 2013 and a further rate reduction to 23% applicable from April 1, 2013.

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

b)	Rate reconciliation

The Company is subject to income taxes in Canada and the United Kingdom. The income tax expense (recovery) differs from the amount obtained by applying the applicable statutory income tax rate to the loss before income taxes as follows:

	2012	2011
Canadian statutory income tax rate	25.38%	27.00%

Income tax recovery based on statutory income tax rate	$(585,765)	$(53,851)
Non-deductible expenses	72,021	243,052
Impact of change in tax rates	257,786	415,662
Adjustments in respect of prior year returns	(11,468)	(63,394)
Share issue costs charged to share capital	(397)	(106,823)
De-recognition (recognition) of previously recognized (unrecognized) deferred tax assets	2,082,044	(1,733,671)
Income tax expense (recovery)	$1,814,221	$(1,299,025)

The Company’s loss before tax includes a loss of $3,940,457 (2011 – $1,672,143) from domestic operations and earnings of $1,632,022 (2011 – $1,472,718) from foreign operations.

c)	Deferred tax assets and liabilities

Deferred income tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefit through future taxable profits is probable. This assumption is based on management’s best estimate of future circumstances and events. If these estimates and assumptions changed in the future, the value of the deferred tax assets could increase or decrease, resulting in an income tax recovery or expense.

The composition of the Company's deferred income tax assets and liabilities are as follows:

	September 30,	September	October 1,
	2012	30, 2011	2010

Deferred income tax assets

Non-capital losses	$2,224,440	$4,392,401	$3,400,993
Property and equipment	2,907,983	2,827,589	2,722,745
Share issue costs	396	787	107,611
Other	172,155	36,662	71,190
	5,324,974	7,257,439	6,302,539

Deferred income tax liabilities

Intangible assets	-	(87,895)	(335,819)
Related party interest accrued	(102,371)	(103,687)	(105,216)
	(102,371)	(191,582)	(441,035)
Deferred income tax assets, net	$5,222,603	$7,065,857	$5,861,504

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

Deferred income tax assets
Deferred tax assets to be recovered within 12 months	$197,409	$108,933	$1,026,651
Deferred tax assets to be recovered after more than 12 months	5,127,565	7,148,506	5,275,888
	5,324,974	7,257,439	6,302,539

Deferred income tax liabilities
Deferred tax assets to be recovered within 12 months	-	(56,507)	(119,081)
Deferred tax assets to be recovered after more than 12 months	(102,371)	(135,075)	(321,954)
	(102,371)	(191,582)	(441,035)
Deferred income tax assets, net	$5,222,603	$7,065,857	$5,861,504

The Company does not recognize certain tax assets of the Canadian parent, and it’s UK subsidiaries, PNI Digital Media Ltd. and PNI Digital Media Europe Ltd., that do not meet the more likely than not threshold. Due to this unlikelihood, deductible temporary differences and unusued tax losses for which no deferred tax asset have been recognized have been attributed as following:

	September 30,	September 30,	October 1,
	2012	2011	2010

Non-capital losses	$2,919,449	$1,749,314	$3,543,479
Property and equipment	887,928	2,809	2,832
Deferred income tax assets, net	$3,807,377	$1,752,123	$3,546,311

d)	Non-capital losses

As at September 30, 2012, the Company had $9,046,442 (2011 - $9,123,237) of non-capital losses in Canada available to reduce future taxable income which were not recorded in these financial statements because of the uncertainty of their recovery. These unrecognized income tax losses expire as follows:

2015	$1,060,543
2026	2,248,406
2027	3,121,223
2028	2,616,270
$9,046,442

As at September 30, 2012, The Company also had $12,619,851 (£7,933,022) of non-capital losses for tax purposes in the United Kingdom that do not have an expiry date and which are available to reduce taxable trading income in future periods. Of these $3,424,975

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

(£1,799,067) have not been recorded in these financial statements because of the uncertainty of their recovery.

10.	Intangible assets

October 1, 2011 to September 30, 2012

	Acquired	Customer	Internal use
	software	relationships	software	Total

Cost
As at October 1, 2011	$3,856,324	$6,818,688	$446,126	$11,121,138
Additions	-	-	958,464	958,464
Disposals / write-offs	-	-	(168,466)	(168,466)
Impairments	-	-	(540,737)	(540,737)
Currency translation adjustments	(55,903)	(22,885)	-	(78,788)
As at September 30, 2012	$3,800,421	$6,795,803	$695,387	$11,291,611

Accumulated Amortization
As at October 1, 2011	$3,750,048	$6,599,419	$91,234	$10,440,701
Amortization	104,638	215,891	602,029	922,558
Disposals / write-offs	-	-	-	-
Impairments	-	-	-	-
Currency translation adjustments	(54,265)	(19,507)	-	(73,772)
As at September 30, 2012	$3,800,421	$6,795,803	$693,263	$11,289,487

Carrying value – October 1, 2011	$106,276	$219,269	$354,892	$680,437
Carrying value – September 30, 2012	$-	$-	$2,124	$2,124

October 1, 2010 to September 30, 2011

	Acquired	Customer	Internal use
	software	relationships	software	Total

Cost
As at October 1, 2010	$3,887,620	$6,831,499	$-	$10,719,119
Additions	-	-	446,126	446,126
Disposals / write-offs	-	-	-	-
Impairments	-	-	-	-
Currency translation adjustments	(31,296)	(12,811)	-	(44,107)
As at September 30, 2011	$3,856,324	$6,818,688	$446,126	$11,121,138

Accumulated Amortization
As at October 1, 2010	$3,523,372	$6,079,953	$-	$9,603,325
Amortization	250,422	516,698	91,234	858,354
Disposals / write-offs
Impairments
Currency translation adjustments	(23,746)	2,768	-	(20,978)
As at September 30, 2011	$3,750,048	$6,599,419	$91,234	$10,440,701

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

Carrying value – October 1, 2010	$364,248	$751,546	$-	$1,115,794
Carrying value – September 30, 2011	$106,276	$219,269	$354,892	$680,437

During the year ended September 30, 2012 the Company wrote-off previously capitalized costs associated with the development of internal use software in the amount of $168,466 (2011: $nil). This amount was written off as the Company is no longer using this software. The cost associated with this write-off is included within software development in the Canadian operating segment, which is one of the Company’s two cash generating units.

The Company recognized an impairment loss of $540,736 in fiscal 2012 (2011 - $0) primarily due to underperforming revenues associated with previously capitalized internal use software used in our social stationery product offerings. This amount was recorded in cost of sales on the consolidated statements of operations and comprehensive income (loss) in the Canadian operating segment, which is one of the Company’s two cash generating units. Refer to note 5 for disclosure of the impairment analysis performed in relation to the Company’s Canadian operating segment and the Company’s European operating segment, the cash-generating units to which these assets primarily relate.

As at September 30, 2012, intangible assets of $2,124 (2011 - $325,545) was allocated to the Company’s European operating segment, while $0 (2011 - $354,892) was allocated to the Company’s Canadian operating segment.

11.	Goodwill

Goodwill arose as a result of the acquisitions of Pixology Ltd. and WorksMedia Ltd. in fiscal 2007 and fiscal 2009 respectively. Goodwill consists of the following amounts:

Amount

Balance, October 1, 2010	$658,904
Currency translation adjustments	(4,682)
Balance, September 30, 2011	$654,222
Currency translation adjustments	(8,361)
Impairment of goodwill	(77,382)
Balance, September 30, 2012	$568,479

Based on management’s analysis, the Company recognized an impairment loss of $77,382 in fiscal 2012 (2011 - $0). This amount was recorded in cost of sales on the consolidated statements of operations and comprehensive income (loss) in the Canadian operating segment, which is one of the Company’s two cash generating units.

As at September 30, 2012, goodwill of $568,479 (2011 - $576,841) was allocated to the Company’s European operating segment, while $0 (2011 - $77,382) was allocated to the Company’s Canadian operating segment.

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

12.	Accounts payable and accrued liabilities

	September 30, 2012	September 30, 2011	October 1, 2010

Trade payables	$2,134,010	$949,162	$1,012,246
Amounts due to customers	1,283,077	1,149,553	3,190,355
Trade accruals	326,519	337,353	314,022
Accrued payroll and other taxes	240,896	320,034	417,240
Due to employees and consultants	405,935	528,209	538,015
Total	$4,390,437	$3,284,311	$5,471,878

13.	Share capital and stock options

a)	Authorized

Unlimited number of preferred shares without par value

As at September 30, 2012, the Company had 34,257,922 common shares issued (September 30, 2011: 34,189,458) and 34,257,922 outstanding (September 30, 2011: 34,010,958). There are no preferred shares issued or outstanding at September 30, 2012 (September 30, 2011: nil).

b)	Options

The Company provides stock options to directors and certain employees of the Company pursuant to a stock option plan (the “Plan”). The Plan authorizes a maximum of 10% (3,425,792) of the Company’s issued and outstanding common shares to be reserved for issuance. The term of the options granted under the plan is five years and options are subject to various vesting requirements.

The following table summarizes activity under the Company’s stock option plan since October 1, 2010:

	Number of	Average
	options	exercise
		price
Balance, October 1, 2010 (2,770,201 options exercisable)	2,775,769	$2.48
Granted	500,000	1.55
Exercised	(291,776)	1.25
Expired	(10,000)	1.25
Forfeited	(205,770)	2.45
Cancelled	(880,000)	3.35
Balance, September 30, 2011 (1,712,647 options exercisable)	1,888,223	$2.02
Granted	1,350,000	0.47
Exercised	-	-

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

Expired	(649,723)	2.32
Forfeited	(356,500)	1.54
Cancelled	-	-
Balance, September 30, 2012 (1,032,000 options exercisable)	2,232,000	$1.77

During October 2010, the Company cancelled 880,000 options; the cancellation was considered a modification for accounting purposes, with the incremental costs being recognized over the term of the new awards. The terms of the new awards are described below.

The following table summarizes information about stock options outstanding and exercisable at September 30, 2012:

	Options outstanding			Options exercisable
		Weighted
		average	Weighted		Weighted
		remaining	average		average
	Number	contractual	exercise	Number	exercise
Exercise price	outstanding	life (years)	price	exercisable	price
$0.43	200,000	4.79	$0.43	0	$0.43
$0.46	1,000,000	4.78	$0.46	49,986	$0.46
$0.82	50,000	4.20	$0.82	8,333	$0.82
$1.48	350,000	1.34	$1.48	350,000	$1.48
$1.50	25,000	1.85	$1.50	25,000	$1.50
$1.55	320,500	3.01	$1.55	320,500	$1.55
$2.00	150,000	1.44	$2.00	150,000	$2.00
$3.35	136,500	0.44	$3.35	136,500	$3.35
$0.43- $3.35	2,232,000	3.45	$0.43- $3.35	1,040,319	$0.43- $3.35

The fair value of each stock option is estimated on the date of grant using the Black-Scholes option pricing model. The following table provides the weighted average grant-date fair value and the weighted average assumptions used in applying the Black-Scholes option pricing model for grants made between October 1, 2010 and September 30, 2012:

Description	September 30, 2012	September 30, 2011

Exercise price	$0.47	$1.55
Market price on date of grant	0.44	1.55
Expected forfeiture rate	2.7%	2.7%
Expected volatility	59.14% - 61.85%	58.42% - 62.51%
Risk-free interest rate	1.18%	1.79%
Expected life (years)	4.46	4.5
Expected dividend yield	0%	0%
Weighted average grant-date fair value ($ per share)	$0.21	$0.77

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

The total fair value of stock options granted during the year ended September 30, 2012 was $280,230 (2011: $383,050).

During the year ended September 30, 2012, the Company recognized compensation expense of $68,907 (2011: $253,649).

c)	Performance Share Unit Awards

A Performance Share Unit (“PSU”) is a right granted to an executive level employee to receive one common share of the Company. The PSUs will be earned only if performance goals (non-market conditions) over the performance periods established by or under the direction of the Compensation Committee are met. PSUs vest over three years in equal annual instalments on each anniversary of the date of grant and will be delivered in common stock at the end of each vesting period, based on the recipient’s actual performance compared to the target performance and may equal from zero percent (0%) to one hundred percent (100%) of the target award. The fair value of each PSU awarded is based upon the quoted price of the Company’s stock on the date of grant, as the Company does not expect to pay dividends such an amount has not been included in the fair value of PSUs. The Company recognizes the expense based on an estimate at the end of each reporting period of the degree to which the performance goals are being met, incorporating an expected forfeiture rate of 2.7%, and adjusts the estimate at the conclusion of the performance period. The expense is recognized on a graded-vesting basis over the vesting period.

	Number of PSUs	Weighted average
		fair value
Balance, October 1, 2010	-	$-
Granted	100,000	1.55
Forfeited	(26,000)	1.55
PSUs issued as common shares upon vesting	-	-
Balance, September 30, 2011	74,000	1.55
Granted	-	-
Forfeited	(64,434)	1.55
PSUs issued as common shares upon vesting	(4,799)	1.55
Balance, September 30, 2012	4,767	$1.55

During the year ended September 30, 2012 the Company issued 4,799 common shares as it related to vested PSUs at a value of $7,438, which represents the fair value at the date of grant, and recorded this amount as an adjustment to contributed surplus and common shares.

During the year ended September 30, 2012, the Company recognized compensation expense on PSUs of $1,277 (2011: $7,440).

d)	Restricted Share Unit Awards

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

A Restricted Share Unit (“RSU”) is a right granted to a non-executive director or key employee to receive one common share of the Company on a time vested basis. The fair value of the restricted share awards is determined based upon the number of shares granted and the quoted price of the Company’s stock on the date of grant. Restricted shares vest over three years in equal annual instalments on each anniversary of the date of grant and will be delivered in common stock at the end of each vesting period. The expense is recognized on a graded-vesting basis over the vesting period.

	Number of RSUs	Weighted average
		fair value
Balance, October 1, 2010	-	$-
Granted	206,600	1.55
Forfeited	(8,400)	1.55
RSUs issued as common shares upon vesting	-	-
Balance, September 30, 2011	198,200	1.55
Granted	-	-
Forfeited	(51,401)	1.55
RSUs issued as common shares upon vesting	(63,665)	1.55
Balance, September 30, 2012	83,134	$1.55

During the year ended September 30, 2012 the Company issued 63,665 common shares as it related to vested RSUs at a value of $98,681, which represents the fair value at the date of grant, and recorded this amount as an adjustment to contributed surplus and common shares.

During the year ended September 30, 2012, the Company recognized compensation expense of $26,233 (2011: $102,401).

e)	Shares held in escrow

In connection with the acquisition of WorksMedia Limited, which was completed in March 2009, 750,000 common shares of the Company were issued. 214,500 of these common shares have been included as part of the purchase consideration, while the remaining 535,500 common shares are only being released from escrow upon the continued employment of the Principle Vendors over a three year period.

On March 10, 2012, the Company released the final installment of 250,000 common shares consisting of 71,500 common shares included as part of the purchase consideration while the remaining 178,500 common shares released related to the continued employment of the Principle Vendors. During the year ended September 30, 2012, the Company recognized compensation expense of $ 113,080 (2011: $ 299,102) in connection with the acquisition of WorksMedia Limited.

f)	Normal course issuer bid

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

On April 15, 2010, the Company received approval from the TSX Venture Exchange (“TSX-V”) for a Normal Course Issuer Bid (the “Bid”) that enables the Company to purchase and cancel up to 340,000, or approximately 1%, of its outstanding common shares between May 1, 2010 and April 30, 2011. During the three month period ended December 31, 2010 the Company received approval from the TSX-V to revise the authorized purchase amount from 340,000 shares to approximately 1.7 million shares, or 5% of the outstanding common shares of the Company. On May 27, 2011, the Company received approval from the TSX-V to extend the Bid authorizing the purchase of approximately 1.7 million shares, or 5% of the outstanding common shares between May 27, 2011 and May 26, 2012.

As at October 1, 2010, the Company held 30,000 shares that had been purchased for cancellation. During the year ended September 30, 2011, the Company purchased a further 283,100 shares under the Bid for a total purchase price of $404,594. As at September 30, 2011, all 313,100 of these shares have been cancelled.

On cancellation of these 313,100 shares, $165,726, representing the difference between the purchase price and the average book value of the common shares was recorded as an adjustment to contributed surplus.

Since inception of the Bid, the Company has purchased 383,100 shares for a purchase price of $555,197.

The Company’s Bid expired on May 26, 2012 and no further applications have been made to extend it.

g)	Earnings per share

The following is a reconciliation of the numerator and the denominators used for the computation of basic and diluted earnings per share amounts:

	September 30, 2012	September 30, 2011

Net (loss) earnings for the period (numerator)	$(4,122,653)	$1,099,600

Weighted average number of shares outstanding (denominator)

Basic	34,178,165	33,927,659

Effect of dilutive securities:

Stock options	-	11,045
RSUs	16,304	40,908
PSUs	1,745	5,659

Total	34,199,622	33,985,271

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

14.	Segment information

The Company has two operating segments that have similar economic characteristics which are aggregated into a single reportable segment based on the manner in which the Company has organized its operations and provision of financial information to senior management.

The Company’s sales by geographical area are as:

	Year Ended
Description	September 30, 2012	September 30, 2011

Canada	$4,349,099	$4,767,164
United States	14,348,137	14,359,639
United Kingdom	3,792,752	4,319,187
Other	222,817	240,361

Total	$22,712,805	$23,686,351

Revenue is attributed to the geographic location of the Company’s customer.

As at September 30, 2012 and September 30, 2011, the Company’s assets and liabilities by geographical location are as follows:

		United
	Canada	Kingdom	Total
September 30, 2012
Assets
Property and equipment	$4,675,595	$7,760	$4,683,355
Goodwill and intangible assets	$-	$570,603	$570,603
Liabilities
Accounts payable and accrued liabilities	$3,294,864	$1,095,573	$4,390,437
Deferred revenue	$614,242	$141,005	$755,247

September 30, 2011
Assets
Property and equipment	$5,137,362	$2,788	$5,140,150
Goodwill and intangible assets	$432,273	$902,386	$1,334,659
Liabilities
Accounts payable and accrued liabilities	$2,270,532	$1,013,779	$3,284,311
Deferred revenue	$80,201	$204,020	$284,221

Major customers representing 10% or more of the Company’s sales for the period are as follows:

Year Ended
Description	September 30, 2012	September 30, 2011

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

Customer A	$5,812,890	$5,886,556
Customer B	2,928,033	3,286,226
Customer C	2,500,214	2,366,838
Customer D	9,493,873	9,566,825

15.	Revenue

	Year Ended
Description	September 30, 2012	September 30, 2011

Transaction fees	$17,730,786	$18,050,068
Software licenses and installation fees	1,876,901	2,572,673
Membership fees	1,780,775	1,650,669
Archive fees	1,070,248	1,336,518
Professional fees	254,095	76,423

Total	$22,712,805	$23,686,351

Product revenue is presented below:

	Year Ended
Description	September 30, 2012	September 30, 2011

Service revenue	$22,232,780	$23,118,350
Product revenue	480,025	568,001

Total	$22,712,805	$23,686,351

16.	Related Party Transactions

During the year ended September 30, 2012, the Company incurred legal fees of $156,204 (2011: $133,242), respectively, for services provided by McMillan LLP, a law firm of which a director of the Company is a partner. Accounts payable and accrued liabilities at September 30, 2012 included $41,245 (September 30, 2011: $23,955) related to these services.

During the year ended September 30, 2012, the Company incurred consulting fees of $59,678 (2011: $60,722) for services provided by Digital Photoworks, a company of which a Director of the Company controls. The Company does not have any outstanding accounts payable or accrued liabilities as at September 30, 2012 related to this company (September 30, 2011: $5,072).

During the year ended September 30, 2012, the Company did not incur expenses relating to setting up e-mail marketing campaigns on behalf of any of our retail customers (September 30, 2011: $8,449) and website services (September 30, 2011: $3,000), and software development services (September 30, 2011: $3,500) with Photoblaster, a company of which a director of the Company is Chairman and Chief Executive Officer.

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

The Company shares its UK premises with another company, Works Unit Ltd., of which an Officer is a director. During the year ended September 30, 2012, the Company was recharged its proportional share of office running costs totalling $209,850 (2011: $200,592) by this related party. In addition, during the year ended September 30, 2012, the Company used the software development services of this company, incurring costs of $105,560 (2011: $58,941). The Company does not have any outstanding accounts payable as at September 30, 2012 (September 30, 2011: $21,578) related to these services and cost recharges.

During the year ended September 30, 2012, the Company incurred consulting fees of $15,188 (2011: $nil) for services provided by Altona Consulting, LLC., a company of which a Director of the Company controls. The Company does not have any outstanding accounts payable as at September 30, 2012 related to this company.

During the year ended September 30, 2012, the Company incurred consulting fees of $15,213 (2011: $nil) for services provided by LLBC, LLC., which is a company of which a previous Director of the Company has control over. The Company does not have any outstanding accounts payable as at September 30, 2012 related to this company.

During the year ended September 30, 2012, the Company generated revenue of $7,683 (2011: $5,880) relating to transaction fees, software license and installation fees, and membership fees from a customer, Extrafilm, of which a Director of the Company controls. Accounts receivable at September 30, 2012 included $2,581 (September 30, 2011: $2,102) related to these services.

All amounts charged were recorded at their exchange amount, which is the amount of consideration established and agreed to by the related parties and having normal trade terms.

17.	Compensation of key management

Key management includes the Company’s directors, and members of the executive team. Compensation awarded to key management included:

	Year Ended
		September 30,
Description	September 30, 2012	2011

	$	$
Salaries, director fees and short-term employee benefits	1,462,547	1,587,219
Share-based payments	93,723	434,149
Compensation expense in connection with acquisition of WorksMedia Limited	53,826	142,373
Termination benefits	168,750	87,500

	$	$
Total	1,778,846	2,251,241

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

18.	Expenses by nature

	Year Ended
Description	September 30, 2012	September 30, 2011
Cost of Sales
Salary and Wages	$2,854,816	$2,445,465
Outsourced consultants and third party contractors	256,615	179,687
Direct costs	557,293	664,486
Third party call center	1,470,197	1,302,985
Data center fees	1,608,695	1,730,101
Amortization of property and equipment	1,529,978	1,689,790
Amortization of intangible assets	922,558	858,354
Impairment of intangible assets	542,860	-
Impairment of goodwill	77,382	-
Share-based payments	(698)	43,156
Travel	37,726	15,748
Dues, subscriptions & books and licenses	310,591	266,872
(Gain) Loss on Disposal of Property and Equipment		36,294
Rent and other office costs	95,676	79,548
Other expenses	194,333	86,621
Total	$10,458,022	$9,399,107

Expenses
Salary and Wages	$8,530,388	$8,488,837
Outsourced consultants and third party contractors	2,370,419	1,849,335
Amortization of property and equipment	278,747	347,164
Write-off of intangible assets	168,466	-
Share-based payments	209,441	805,088
Accounting and Legal fees	653,698	719,010
Rent and other office costs	625,033	683,591
Travel, meals & entertainment	712,789	664,525
Dues, subscriptions & books and licenses	164,551	190,559
(Gain) Loss on Disposal of Property and Equipment	-	81,012
Board member fees	248,267	217,000
Bad debt expense	132,012	31,693
Investor relations and other public company charges	188,306	157,840
Other expenses	203,098	120,268
	$14,485,215	$14,355,922

Total	$24,943,237	$23,755,029

19.	Commitments and Contingencies

a)	Commitments

At September 30, 2012, the Company did not have any commitments to purchase items of equipment and internal use software (2011: $63,755).

The contractual obligations and payments due as at September 30, 2012 are as follows:

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

		Payments due by period

	Total	Less than 1 year	1-3 years	3-5 years

Property leases	$598,216	359,712	238,504	$-

Other service agreements	5,396,755	1,750,575	3,406,167	240,013

Purchase obligations	147,585	147,585	-	-

	$6,142,556	2,257,872	3,644,671	$240,013

b)	Contingencies

From time to time the Company may be involved in various litigation matters, and also has contractual performance as a result of binding legal arrangements as a result losses may arise (if any), are not anticipated and can be material to the consolidated financial statements.

During the year ended September 30, 2011, the Company received notice from a former customer that a settlement had been reached between it and the entity that had been making the claims of patent infringement. As a result, the Company’s former customer requested that the Company pay a portion of the settlement amount under an indemnification clause included in the contract that was in place during the previous relationship. After considering all of the available facts, including the expected legal costs of disputing the matter, the Company agreed to pay a contribution of the settlement charge, up to a maximum amount of US$100,000. The Company concluded negotiations in fiscal 2011 and made a contribution of US$80,000 during September 30, 2011 as full and final settlement. Upon payment of this amount, the Company has been released from any future claims relating to this matter by the customer.

20.	Bank Facility

The Company has a Credit Agreement with its bank (the “Bank”) which provides the Company with two separate credit facilities, being a revolving demand facility of up to $1,500,000 (“Revolving Demand Facility”) and a $750,000 reducing facility by way of Leases (“Lease Facility”). The two credit facilities and all other obligations of the Company to the Bank are secured by way of a General Security Agreement between the Bank and the Company, constituting a first ranking security interest in all personal property of the Company.

The Revolving Demand Facility bears interest at a rate of Bank prime + 1.50% and contains a financial covenant requiring us not to exceed a borrowing limit of 67% of good Canadian and US Accounts receivable less potential prior-ranking claims which include items such as sales and excise taxes, payroll liabilities, and overdue rent, property and business taxes. The Company has not drawn any amount with respect to the Revolving Demand Facility.

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

The Lease Facility will be subject to separate agreements between the Bank and the Company, and as at September 30, 2012 no amount has been drawn on this facility.

21.	Supplementary cash flow information

Net change in non-cash working capital items

Description	September 30, 2012	September 30, 2011

Accounts receivable	$133,778	$704,723
Prepaid expenses and other current assets	(163,634)	(13,625)
Accounts payable and accrued liabilities	991,373	(2,138,156)
Changes in deferred revenue	474,039	(398,349)

Total	$1,435,556	$(1,845,407)

22.	Transition to IFRS

These consolidated financial statements have been prepared in accordance with IFRS applicable to the preparation of financial statements, including IFRS 1.

The effect of the Company’s transition to IFRS is summarized in this note as follows:

(i)	Transition elections
(ii)	Reconciliation of equity and comprehensive income as previously reported under Canadian GAAP to IFRS
(iii)	Adjustments to the statement cash flows
(iv)	Notes to the reconciliations

i)	Transition Elections

Set forth below are the transition exemptions and exceptions to full retrospective application of IFRS applied by the Company on transition:

IFRS Voluntary Exemptions

Share-based payments – IFRS 1 permits the application of IFRS 2 Share Based Payments only to equity instruments granted after November 7, 2002 that had not vested by the date of transition to IFRS. The Company has applied this exemption and will apply IFRS 2 for equity instruments granted after November 7, 2002 that had not vested by October 1, 2010.

Business Combinations - The Company has elected to apply IFRS 3, Business Combinations, prospectively to business combinations that occur after the date of transition.

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

The Company has elected this exemption under IFRS 1, which removes the requirement to retrospectively restate all business combinations prior to the date of transition to IFRS.

Cumulative translation differences – The Company has elected to apply the IFRS 1 exemption whereby cumulative translation differences included in accumulated other comprehensive loss are reset to zero at the transition date.

IFRS Mandatory Exceptions

Estimates – In accordance with the requirements of IFRS 1, hindsight is not used to create or revise estimates. The estimates previously made by the Company under Canadian GAAP were not revised on transition to IFRS except where necessary to reflect any differences in accounting policies.

ii)	Reconciliation of equity and comprehensive income as previously reported under Canadian GAAP to IFRS

		Previous Canadian	Effect of transition
		GAAP	to IFRSs	IFRSs
	Note		October 1, 2010

Assets

Current assets
Cash and cash equivalents		$4,690,355		$4,690,355
Accounts receivable		5,302,865		5,302,865
Prepaid expenses and other current assets		541,026		541,026
Current portion of deferred income tax asset	a)	1,026,651	(1,026,651)	-

		11,560,897	(1,026,651)	10,534,246

Property and equipment		5,230,829		5,230,829

Deferred income tax asset	a)	4,953,934	907,570	5,861,504

Intangible assets	b)	1,115,794		1,115,794

Goodwill		658,904	-	658,904

		$23,520,358	$(119,081)	$23,401,277
Liabilities
Current liabilities
Accounts payable and accrued liabilities		$5,471,878		$5,471,878
Current portion of deferred revenue		613,081		613,081
Current portion of capital lease obligations		107,964		107,964
Deferred income tax liability	a)	119,081	(119,081)	-

		6,312,004	(119,081)	6,192,923

Deferred revenue		78,876		78,876
		6,390,880	(119,081)	6,271,799

Shareholders’ Equity

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

Share capital	c)	$66,200,215	107,611	$66,307,826
Contributed surplus		18,933,619		18,933,619
		85,133,834	107,611	85,241,445

Deficit	b), c)	(65,684,820)	(2,427,147)	(68,111,967)

Accumulated other comprehensive loss	b), d)	(2,319,536)	2,319,536	-

		(68,004,356)	(107,611)	(68,111,967)

		17,129,478		17,129,478

		$23,520,358	$(119,081)	$23,401,277

		Previous Canadian	Effect of transition
		GAAP	to IFRSs	IFRSs
	Note		September 30, 2011

Assets

Current assets
Cash and cash equivalents		$3,936,176		$3,936,176
Accounts receivable		4,535,912		4,535,912
Prepaid expenses and other current assets		460,140		460,140
Current portion of deferred income tax asset	a)	108,933	(108,933)	-
		9,041,161	(108,933)	8,932,228

Property and equipment		5,140,150		5,140,150

Deferred income tax asset	a)	7,013,431	52,426	7,065,857

Intangible assets		680,437		680,437

Goodwill	b)	576,840	77,382	654,222
		$22,452,019	20,875	$22,472,894

Liabilities

Current liabilities
Accounts payable and accrued liabilities		$3,284,311		$3,284,311
Current portion of deferred revenue		250,323		250,323
Current portion of capital lease obligations		-		-
Deferred income tax liability	a)	56,507	(56,507)	-

		3,591,141	(56,507)	3,534,634

Deferred revenue		33,898		33,898
		3,625,039	(56,507)	3,568,532

Shareholders’ Equity

Share capital	c)	$66,419,784	788	$66,420,572
Contributed surplus	e)	19,336,768	185,652	19,522,420
		85,756,552	186,440	85,942,992

Deficit	b), c), e)	(64,583,644)	(2,428,723)	(67,012,367)

Accumulated other comprehensive loss	b), d)	(2,345,928)	2,319,665	(26,263)

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

(66,929,572)	(109,058)	(67,038,630)

18,826,980	77,382	18,904,362

$22,452,019	20,875	$22,472,894

ii)	Reconciliation of comprehensive income as previously reported under Canadian GAAP to IFRS for the year ended September 30, 2011

	Note	Canadian GAAP	Effect of	IFRSs
			transition to
			IFRSs

Revenue		$23,686,351		$23,686,351
Cost of sales	e), f)		9,399,107	9,399,107
Gross Profit			(9,399,107)	14,287,244

Expenses
Network delivery	f)	4,313,913	(4,313,913)	-
Software development	e), f)	11,218,227	(1,778,804)	9,439,423
General and administration	e), f)	4,096,764	(168,554)	3,928,210
Sales and marketing	e), f)	927,860	60,429	988,289
Amortization of intangible assets	f)	858,354	(858,354)	-
Amortization of property and equipment	f)	2,036,953	(2,036,953)	-
		23,452,071	(9,096,149)	14,355,922
Profit (loss) from operations		234,280	(302,958)	(68,678)
Foreign exchange (loss)		(125,148)		(125,148)
Finance income		-		-
Finance costs		(5,599)		(5,599)

Loss on disposal of property and equipment	f)	(117,306)	117,306	-

		(248,053)	117,306	(130,747)

Profit (loss) before income tax		(13,773)	(185,652)	(199,425)

Current income tax (expense)		-		-
Deferred income tax recovery (expense)	b), c)	1,114,949	184,076	1,299,025
Income tax recovery (expense)		1,114,949	184,076	1,299,025

Profit (loss) for the period		1,101,176	(1,576)	1,099,600

Other comprehensive loss:
	b)
Cumulative translation adjustment		(26,392)	129	(26,263)

Total comprehensive income (loss) for the period		$1,074,784	$(1,447)	$1,073,337

Earnings (loss) per share
Basic		$0.03		$0.03
Fully diluted		$0.03		$0.03

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

ii)	Material adjustments to the statement of cash flows for September 30, 2011

There were no material differences between the statements of cash flows presented under IFRSs and the statement of cash flows presented under previous Canadian GAAP and thus no reconciliation of the statements of cash flows between Canadian GAAP and IFRS have been presented.

iv)	Notes to the reconciliations

In addition to the exemptions and exceptions discussed above, the following narratives explain the differences between the previous historical Canadian GAAP accounting policies and the current IFRS accounting policies applied by the Company. Only the differences having an impact on the Company are described below. The following is not a complete summary of all of the differences between Canadian GAAP and IFRS. The descriptive caption next to each lettered item below corresponds to the same lettered and descriptive caption in the tables above, which reflect the quantitative impacts from each change. Unless a quantitative impact was noted below, the impact from the change was not material to the Company.

a)	Income taxes - tax reclassification

In accordance with Canadian GAAP, deferred taxes are split between current and non-current components on the basis of either: (1) the underlying asset or liability, or (2) the expected reversal of items not related to an asset or liability.

In accordance with IFRS, all deferred tax assets and liabilities are classified as non-current. As a result current deferred tax assets and liabilities recognized under Canadian GAAP have been reclassified as non-current.

b)	Income taxes – Pixology loss carry-forwards

During the years ended September 30, 2009, 2010 and 2011; the Company determined that a portion of the previously unrecognized Pixology loss carry forwards should be recognized as the likelihood of realization of the tax asset was estimated to be more likely than not. Canadian GAAP requires that a future income tax asset acquired in a business combination that was not recognized at the time of acquisition as an identifiable asset but is subsequently recognized by the acquirer should be applied to reduce goodwill and intangibles to zero, with any remaining amount recognized as a reduction to income tax expense. Accordingly, the following amounts were credited against goodwill and intangible assets arising from the Pixology acquisition as follows:

	September 30, 2011	September 30, 2010

Decrease in intangible assets	$-	$89,266
Decrease in Goodwill	77,382	949,152

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

Total	$77,382	$1,038,418

IFRS requires the recognition of a deferred tax asset related to acquired losses and deductible temporary differences to be recognized as a deferred tax recovery in the Statement of Earnings (Loss) and Comprehensive Gain (Loss).

However, as the Company has elected to apply IFRS 3, Business Combinations, prospectively to business combinations that occur after the date of transition; the Company is not permitted to reverse adjustments to goodwill that IFRS 3 would not permit hence no reversal was made to the application of Pixology loss carry-forwards to goodwill prior to October 1, 2010. The Company has reversed the application of Pixology loss carry-forwards made during the year ended September 30, 2011.

While the application of IFRS 3 prospectively does not permit adjustments to goodwill prior to the transition date, the Company is required to reverse the application of Pixology loss carry-forwards to intangible assets. This change in accounting policy does not have an impact on the October 1, 2010 intangible asset balance as all Pixology related intangible assets would have been fully amortized by the year ended September 30, 2010 as the increase in amortization expense would be offset by the decrease in income tax expense.

This change in accounting policy has impacted the following accounts as follows:

		Year ended
		September 30,
		2011
Consolidated statement of income and comprehensive income
Increase in deferred income tax recovery		$77,253
Increase in accumulated other comprehensive gain		129
Increase in comprehensive income		$77,382

	September 30, 2011	October 1, 2010
Consolidated balance sheet
Increase in goodwill	$77,382	$-
Decrease/(increase) in accumulated other comprehensive income	(129)	-
Increase/(decrease) in retained earnings	$77,253	$-

c)	Income taxes – share issue costs

During the year ended September 30, 2010, the Company determined that it was more likely than not to realize the loss carry forwards and other deductible temporary differences arising in Canada. As a result the Company recorded a deferred tax asset relating to these items and recorded a deferred tax benefit. A portion of the deferred tax asset recognized, in the amount of $107,611, related to share issue costs that are deductible for tax purposes. In accordance with Canadian GAAP, the portion of the deferred tax asset of $107,611 related to share issue costs was recorded as a deferred tax benefit within the Company’s Statement of Earnings (Loss) and Comprehensive Gain (Loss). IFRS, however, requires

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

temporary differences related to equity items be recognized as an increase or decrease to share capital.

This change in accounting policy has impacted the following accounts as follows:

Year ended
September 30, 2011
Consolidated statement of income and comprehensive income
Increase in deferred income tax recovery	$106,823
Increase in comprehensive income	$106,823

September 30,
2011
Consolidated statement of financial position
(Decrease)/increase in share capital	$788
Increase/(decrease) in retained earnings	$(788)

d)	Cumulative translation adjustment

As the Company has elected to apply the IFRS 1 exemption for cumulative translation differences, the Company has recorded an adjusting entry to reset the cumulative translation differences to zero at the transition date. Application of this accounting policy choice results in a decrease of $2,319,536 in accumulated other comprehensive loss and a corresponding increase in deficit as of October 1, 2010.

e)	Share-based payments

There are two changes on transition regarding the accounting for share-based payments. Under Canadian GAAP, the Company treated its stock option, PSU and RSU tranches as single pools and determined fair value using an average life of the grant as a whole, and then recognized compensation expense on a straight-line basis. IFRS requires each tranche to be valued separately and recognized as compensation over its individual vesting period; this results in earlier recognition of the compensation expense as compared to Canadian GAAP. With respect to forfeitures, the Company recognized forfeitures as they occurred under Canadian GAAP; under IFRS, companies are required to estimate forfeitures at the time of grant with resulting effects on the compensation expense recognized.

This change in accounting policy has impacted the following accounts as follows:

September 30,
2011
Consolidated statement of income and comprehensive income
Share-based payment expense
Increase – Options	$99,196
Increase – RSUs	80,255
Increase – PSUs	6,201
(Decrease)/increase in comprehensive income	$(185,652)

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

	September 30,
	2011	October 1, 2010
Consolidated statement of financial position
Increase in contributed surplus	$185,652	$-
Increase/(decrease) in retained earnings	$(185,652)	$-

f)	Other Reclassifications

Certain other balances and financial statement captions have been reclassified from Canadian GAAP to conform with the presentation requirements of IFRS. The reclassification of these balances had no impact on net equity as at transition to IFRS.

22.	Financial instruments

The Company is exposed to a number of risks related to changes in foreign currency exchange rates, interest rates, collection of accounts receivable, settlement of liabilities and management of cash and cash equivalents.

The carrying value of cash and cash equivalents, accounts payable and leases, approximates the fair value due to the immediate or short-term maturity of these financial instruments. The carrying value of accounts receivable approximates the fair value due to their short-term nature and historical collectability. These values represent the estimated amount the Company would receive or pay to terminate agreements taking into consideration current interest rates and the creditworthiness of the counterparties.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with its financial liabilities that are settled by delivery of cash or other financial assets. The Company's approach to managing liquidity risk is to ensure it has sufficient cash available to manage the payment of its financial liabilities. As described in note 20, the Company has a $1,500,000 revolving demand facility and a $750,000 reducing facility by way of leases in place to help manage its liquidity position and therefore its liquidity is dependent on the availability of these facilities as well as its overall volume of business activity and ability to manage the collection and payment of its accounts receivable and accounts payable through cash flow management techniques.

The following table discloses the maturities of the Company’s financial liabilities as at September 30, 2012:

		Payments due by period
	Total	Less than 1	1-3 years	3-5 years
		year
Accounts payable and accrued liabilities	4,390,437	4,390,437	-	-
Other short-term debt obligations	-	-	-	-
Property leases	598,216	359,712	238,504
	4,988,653	4,750,149	238,504	-

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

During the year ended September 30, 2012, the Company generated positive cash flow from operations of $3,032,352. During the same period the Company’s working capital has decreased by $617,804 from $5,397,594 to $4,779,790. The Company's liquidity position may, however, fluctuate during the year due to a number of factors which could include unanticipated changes to its volume of business, credit losses and the extent of capital expenditure in the year. The Company's liquidity position may also be adversely impacted by the seasonal nature of its business with the Company's busiest period of activity typically during the first quarter of the fiscal year. As the Company has a concentration of business with select key customers, its liquidity position would be adversely impacted if one of its key customer relationships was discontinued.

The Company primarily monitors its liquidity position through forecasting expected cash flows based on the timing of expected receipts and payments. Management monitors its cash balances and projections on a weekly and monthly basis. The starting point for its analysis is based upon the contractual maturity date of its liabilities and its expected collection period for its receivables. The Company has a positive working capital position of $4,779,790 at September 30, 2012 and it manages the payment of its financial liabilities based on available cash and matching the settlement of its financial liabilities to realized financial assets. The Company also monitors its debtor collection as described in the credit risk note above. As the Company's revenues are primarily collectible within 30 days of invoicing, which is performed weekly for some customers and monthly for others, the Company aims to be able to collect its accounts receivable more promptly than it settles its third party accounts payable. However, as certain of the Company's operating expenses such as its payroll obligations are contractually due at least monthly, the Company’s working capital position could periodically alter depending on the timing of the maturity of its accounts receivable and accounts payable and accrued liabilities.

In prior years the Company purchased a number of items of property and equipment using a finance lease. At September 30, 2010, the Company had an outstanding obligation under this lease of $107,964, all of which has been settled during the year ended September 30, 2011.

The Company’s activities are being funded out of its operating cash flow and cash reserves and to date, the Company has not utilized its credit facilities. As a result of generating positive cash flows from operatings during the year ended September 30, 2012 the Company has not encountered any difficulties operating in this manner; however, if positive results are not continued in future periods there is a risk that the Company would be required to use its credit facilities.

Credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents and accounts receivable. The Company aims to protect its cash and cash equivalents from undue risk by holding them with various high credit quality financial institutions located in Canada and the United Kingdom. In circumstances in which a bank in which the Company holds a deposit has any significant decline in its credit rating, the Company carefully monitors the extent of any credit risk net of government deposit guarantees and, where appropriate, would take remedial action to minimise the risk of any potential credit loss. Of the amounts held with financial institutions on deposit, $180,045 is covered by either

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

the Financial Services Compensation Scheme in the United Kingdom or the Canada Deposit Insurance Corporation, leaving $4,431,779 at risk should the financial institutions with which the deposits are held cease trading.

The Company's accounts receivable are all from large, well-known retailers located primarily in Canada, the United States and the United Kingdom. Credit risk from accounts receivable encompasses the default risk of retail customers. The Company manages its exposure to credit risk by only working with larger, reputable companies and prior to accepting new customers; the Company assesses the risk of default associated with a particular company. In addition, on an ongoing basis, management monitor the level of accounts receivable attributable to each customer and the length of time taken for amounts to be settled and where necessary, takes appropriate action to follow up on those balances considered overdue.

Management does not believe that there is significant credit risk arising from any of the Company's customers; however, should one of the Company's main customers be unable to settle amounts due, the impact on the Company could be significant. The maximum exposure to loss arising from accounts receivable is equal to their total carrying amounts. At September 30, 2012, three customers each account for 10% or more of total trade accounts receivable (September 30, 2011 – five customers).

Financial assets past due

At September 30, 2012, the Company has a provision of $130,023 against trade accounts receivable, the collection of which is considered doubtful.

The following table provides information regarding the ageing of financial assets that are past due but which are not impaired.

At September 30, 2012

		Financial assets that are past due but not impaired
	Neither past due				Carrying value on
	nor impaired	31 – 60 days	61 – 90 days	91 days +	the balance sheet
Trade accounts receivable	$2,334,240	$328,844	$358,600	$1,201,717	$4,223,401
Commodity taxes recoverable	30,140				30,140
Other	-	-	-	-	-
Total	$2,364,380	$328,844	$358,600	$1,201,717	$4,253,541

The definition of items that are past due is determined by reference to terms agreed with individual customers. Of the 91 days+ balance outstanding at September 30, 2012, 78% has been subsequently collected as at January 7, 2013. None of the amounts outstanding have been challenged by the respective customer(s) and the Company continues to conduct business with them on an ongoing basis. Accordingly, management has no reason to believe that this balance is not fully collectable in the future.

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

The Company reviews financial assets past due on an ongoing basis with the objective of identifying potential matters which could delay the collection of funds at an early stage. Once items are identified as being past due, contact is made with the respective company to determine the reason for the delay in payment and to establish an agreement to rectify the breach of contractual terms. At September 30, 2012, the Company had a provision for doubtful accounts of $130,023 which was made against trade accounts receivable in excess of twelve months old or where collection efforts to date have been unsuccessful. All amounts neither past due nor impaired are collectible from large, well-known retailers located in Canada, the United States and the United Kingdom. The Company is not aware of any information suggesting that the collectability of these amounts is in doubt.

Market risk

Market risk is the risk to the Company that the fair value or future cash flows of financial instruments will fluctuate due to changes in interest rates and foreign currency exchange rates. Market risk arises as a result of the Company generating revenues and incurring expenses in foreign currencies, holding cash and cash equivalents which earn interest and having operations based in the United Kingdom in the form of its wholly owned subsidiary, PNI Digital Media Europe Ltd.

Interest rate risk

The only financial instruments that expose the Company to interest rate risk are its cash and cash equivalents. The Company’s objectives of managing its cash and cash equivalents are to ensure sufficient funds are maintained on hand at all times to meet day-to-day requirements and to place any amounts which are considered in excess of day-to-day requirements on short-term deposit with the Company's banks so that they earn interest. When placing amounts of cash and cash equivalents on short-term deposit, the Company only uses high quality commercial banks and ensures that access to the amounts placed can be obtained on short-notice.

Currency risk

The Company generates revenues and incurs expenses and expenditures primarily in Canada, the United States and the United Kingdom and is exposed to risk from changes in foreign currency rates. In addition, the Company holds financial assets and liabilities in foreign currencies that expose the Company to foreign exchange risks. The Company does not utilise any financial instruments or cash management policies to mitigate the risks arising from changes in foreign currency rates.

At September 30, 2012, through its wholly owned subsidiaries, the Company had cash and cash equivalents of $4,127,963, accounts receivable of $1,596,565 and accounts payable of $1,095,573 which were denominated in UK £. In addition, at September 30, 2012, the Company had cash and cash equivalents of $421,081, accounts receivable of $2,099,764 and accounts payable of $699,185 which were denominated in US$.

Sensitivity analysis

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

The Company has completed a sensitivity analysis to estimate the impact on net earnings for the year which a change in foreign exchange rates or interest rates during the Year ended September 30, 2012 would have had.

This sensitivity analysis includes the following assumptions:

  Changes in individual foreign exchange rates do not cause foreign exchange rates in other countries to alter

  Changes in market interest rates do not cause a change in foreign exchange rates

The results of the foreign exchange rate sensitivity analysis can be seen in the following table:

Impact on net
profit

$
Change of +/- 10% in US$ foreign exchange rate	+/-321,300
Change of +/- 10% in UK£ foreign exchange rate	+/-412,796

The above results arise primarily as a result of the Company having US$ denominated trade accounts receivable balances, trade accounts payable balances and bank account balances.

Limitations of sensitivity analysis

The above table demonstrates the effect of either a change in foreign exchange rates or interest rates in isolation. In reality, there is a correlation between the two factors.

Additionally, the financial position of the Company may vary at the time that a change in either of these factors occurs, causing the impact on the Company’s results to differ from that shown above.

Capital Management

The Company considers its share capital, share capital purchased for cancellation, and contributed surplus, as capital, which at September 30, 2012 totalled $86,151,450.

The Company manages its capital structure in order to ensure sufficient resources are available to meet day to day operating requirements; to allow it to enhance existing product offerings as well as develop new ones and to have the financial ability to expand the size of its operations by taking on new customers. In managing its capital structure, the Company takes into consideration various factors, including the seasonality of the market in which it operates the growth of its business and related infrastructure and the upfront cost of taking on new clients.

The Company’s Officers and senior management take full responsibility for managing the Company’s capital and do so through quarterly meetings and regular review of financial information. The Company’s Board of Directors are responsible for overseeing this process.

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

Methods used by the Company in previous periods to manage its capital include the issuance of new share capital and warrants which has historically been done through private placements primarily with institutional investors.

The Company is not subject to any externally imposed capital requirements.